

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Robert M. Hayes
Chief Executive Officer
Sharps Technology Inc.
105 Maxess Road, Ste. 124
Melville, New York 11747

> **Re: Sharps Technology Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2023**
> **File No. 333-275011**

Dear Robert M. Hayes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Arthur Marcus, Esq.